

September 23, 2021

Suying Liu, Ph.D.
Chief Executive Officer
Mountain Crest Acquisition Corp II
311 West 43rd Street
12th Floor
New York, NY 10036

   Re: Mountain Crest Acquisition Corp II
    Amendment No. 3 to Registration Statement on Form S-4
    Filed September 10, 2021
    File No. 333-255493

Dear Dr. Liu:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Material U.S. Federal Tax Consequences
Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights, page 108

1. We note that you have filed a short-form tax opinion as Exhibit 5.2, which states that Loeb & Loeb LLP confirms and adopts as its opinion the disclosures under the heading "Material U.S. Federal Tax Consequences—Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights."

   • Please revise the tax disclosure in your registration statement to: (i) Remove language that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given; and (ii) state clearly that the disclosures under this heading are the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No.19.

- Please delete the word "certain" in the phrase "Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights" from the heading and disclosure in this section. Refer to Section III.C.1 of Staff Legal Bulletin No. 19.
- Please re-file your tax opinion as Exhibit 8. See Item 601(b)(8) of Regulation S-K.

Please also revise to state clearly whether the transaction will qualify as a reorganization and provide an opinion as to the material tax consequences of the merger. Currently you state that MCAD and BTX intend and expect the transaction to qualify for U.S. federal income tax purposes as a "reorganization." Then the disclosure states the federal income tax consequences assuming the transaction is treated as a reorganization. The opinion cannot assume the tax consequence at issue. Refer to Section III.C of Staff Legal Bulletin No. 19.

BTX Payer Research, page 173

2.   We note your response to prior comment 2. We refer you to the section captioned "BTX Payer Research" on page 173 of the prospectus, where you state as follows: "To optimize payer reimbursement coverage at and immediately following launch, BTX is generating evidence to substantiate the value of BT-001 based on its impact on clinical outcomes, total cost of care and durability of effect. Evidence will be generated from BTX's six-month randomized controlled potentially pivotal trial, and a concurrent one-year real world use study with at least one major U.S. health system." Please advise whether the "concurrent one-year real world use study" discussed on page 173 refers to the same real world use study BTX planned to conduct in collaboration with Steward Health Care Network, but that you disclose the parties no longer expect to proceed with on page 44. If so, please revise your disclosure on page 173 as appropriate.

        You may contact Li Xiao at 202-551-4391 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Christopher Edwards at 202-551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Andrei Sirabionian, Esq.